UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 2, 2017

DELEK US HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-32868 (Commission File Number)	52-2319066 (IRS Employer Identification No.)

7102 Commerce Way Brentwood, Tennessee (Address of principal executive offices)	37027 (Zip Code)

Registrant's telephone number, including area code: (615) 771-6701

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01        Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 2, 2017, Delek US Holdings, Inc., a Delaware corporation (“Delek”), Alon USA Energy, Inc., a Delaware corporation (“Alon”), Delek Holdco, Inc., a Delaware corporation and wholly owned subsidiary of Delek (“Holdco”), Dione Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of Holdco ("Parent Merger Sub"), and Astro Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of Holdco (“Astro Merger Sub” and, together with Holdco and Parent Merger Sub, the “Holdco Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Parent Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into Delek (the “Parent Merger”), with Delek surviving as a wholly owned subsidiary of Holdco and (ii) Astro Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into Alon (the “Astro Merger” and, together with the Parent Merger, the “Mergers”) with Alon surviving.

In the Parent Merger, each issued and outstanding share of common stock of Delek, par value $0.01 per share (“Delek Common Stock”), or fraction thereof, will be converted into the right to receive one validly issued, fully paid and non-assessable share of Holdco common stock, par value $0.01 per share (“New Common Stock”) or such fraction thereof equal to the fractional share of Delek Common Stock, upon the terms and subject to the conditions set forth in the Merger Agreement.

In the Astro Merger, each issued and outstanding share of common stock of Alon, par value $0.01 per share (“Alon Common Stock”), other than Alon Common Stock held by Delek or any subsidiary of Delek, will be converted into the right to receive 0.504 validly issued, fully paid and non-assessable shares of New Common Stock, upon the terms and subject to the conditions set forth in the Merger Agreement (the “New Stock Issuance”).

At the Astro Effective Time (as defined in the Merger Agreement), each restricted share of Alon Common Stock outstanding immediately prior to the Astro Effective Time will (i) be assumed by Holdco and converted into a restricted stock award denominated in shares of New Common Stock and (ii) be subject to substantially the same terms and conditions as applicable to such stock immediately before the Astro Effective Time.

The completion of the Mergers is subject to satisfaction or waiver of certain customary closing conditions, including, among others, (1) the approval of the Merger Agreement by Alon’s stockholders, (2) the approval of the issuance of New Common Stock in connection with the Mergers by Delek’s stockholders, (3) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (4) the receipt of all government approvals required to be obtained in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby (the “Merger Transactions”), (5) the listing of the New Common Stock on the New York Stock Exchange, (6) the effectiveness of the registration statement on Form S-4 registering the shares of New Common Stock issuable in the Merger Transactions, (7) there being no order, decree or injunction prohibiting the consummation of the Merger Transactions, (8) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (9) performance and compliance by the other party in all material respects with its covenants, and (10) other customary conditions including receipt of a tax opinion from each party’s counsel, dated as of the closing date, to the effect that, (i) in the case of the Astro Merger, such merger will qualify for U.S. federal income tax purposes as an exchange within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) in the case of the Parent Merger, such merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

The Merger Agreement contains customary representations and warranties from both Alon and the Holdco Parties, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the effective time of the Mergers, (2) the obligation to use reasonable best efforts to cause the Mergers to be consummated and to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary to consummate the Merger Transactions, (3) the obligation of Alon to call a meeting of its stockholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement and the Merger Transactions and (4) the obligation of Delek to call a meeting of its stockholders to approve the New Stock Issuance and, subject to certain exceptions, to recommend that its stockholders approve the New Stock Issuance. The Merger Agreement also prohibits Alon and Delek from soliciting alternative acquisition proposals, subject to certain exceptions.

Pursuant to the Merger Agreement, Delek must take all action necessary to elect as directors of Holdco the directors of Delek immediately prior to the Parent Effective Time (as defined in the Merger Agreement); provided, however, within thirty days after the closing date, Delek and Holdco must take all action necessary to increase the size of the board of directors of Holdco by one seat and to appoint an individual to such newly created position as designated by the Independent Director Committee (as defined in the Merger Agreement). Pursuant to the Merger Agreement, Delek and Holdco must also, within thirty days of the closing date, take all action necessary to cause the board of directors of the general partner of Delek Logistics Partners, L.P. to be increased by one seat, and to appoint an individual to such newly created position as designated by the Independent Director Committee.

The Merger Agreement permits Alon to continue paying a regular dividend of up to $0.15 per share of Alon Common Stock and permits Delek to continue paying a regular quarterly dividend.

The Merger Agreement contains certain termination rights that may be exercised by either Delek or Alon, including in the event that (i) both parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Mergers are not consummated by October 2, 2017, (iii) the approval required from either Delek’s or Alon’s stockholders is not obtained or (iv) any law or order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers having become final and non-appealable. Additionally, if Alon has not obtained certain consents specified in the Merger Agreement prior to 5:00 p.m. on April 2, 2017, Delek may terminate the agreement by providing Alon with written notice of termination on or before April 7, 2017. Upon termination of the Merger Agreement, under certain circumstances, Alon may be required to pay Delek a termination fee equal to $15,000,000, or Delek may be required to pay Alon a termination fee equal to $20,000,000. In the event either party pays a termination fee, it will have no further liability to the other party with respect to the Merger Agreement, provided, however, that each party remains liable to the other for any additional damages if such party commits a willful and material breach of a covenant, agreement or obligation under the Merger Agreement.

The summary of the Merger Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Voting Agreements

Concurrently with the execution of the Merger Agreement, Alon, Delek and each of David Wiessman, D.B.W. Holdings (2005) Ltd. (an entity controlled by David Wiessman), Jeff Morris, and Karen Morris entered into Voting, Irrevocable Proxy and Support Agreements (the “Voting Agreements”) in connection with the Merger Agreement. Delek, David Wiessman, D.B.W. Holdings (2005) Ltd., Jeff Morris and Karen Morris are each individually referred to herein as an “Alon Stockholder” and collectively as the “Alon Stockholders.”

The Voting Agreements generally require that the Alon Stockholders vote or cause to be voted all Alon Common Stock owned by the Alon Stockholders at the Company Stockholders Meeting (as defined in the Merger Agreement) in favor of (1) the Mergers and the Merger Agreement and any other transactions or matters contemplated by the Merger Agreement and (2) any proposal to adjourn or postpone the Company Stockholders Meeting to a later date if there are not sufficient votes to adopt the Merger Agreement or if there are not sufficient shares present in person or by proxy at such meeting to constitute a quorum. In the case of the Alon Stockholders other than Delek, the Voting Agreements also require that they vote in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement, in each case at every meeting (or in connection with any action by written consent) of the Company Stockholders at which such matters are considered and at every adjournment or postponement thereof, and vote against (1) any Company Acquisition Proposal (as defined in the Merger Agreement), (2) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Alon under the Merger Agreement or of the Alon Stockholders under the Voting Agreements and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, frustrate, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Alon.

Subject to certain exceptions, the Voting Agreements prohibit certain sales, transfers, offers, exchanges, and dispositions of Alon Common Stock owned by the Alon Stockholders, the granting of any proxies or powers of attorney that is inconsistent with the Voting Agreements, and the depositing of Alon Common Stock owned by the Alon Stockholders into a voting trust or entering into a voting agreement or arrangement with respect to the voting of shares of Alon Common Stock owned by the Alon Stockholders during the term of the Voting Agreements. The Voting Agreements provide that any Alon Common Stock the Alon Stockholders acquire after the execution of the Voting Agreements shall also be subject to the terms of the Voting Agreements.

The Voting Agreements will terminate upon the earliest to occur of (a) the consummation of the Merger, (b) a Company Change in Recommendation or a Parent Change in Recommendation (solely in the case of Delek) made in accordance with the Merger Agreement and (c) the termination of the Merger Agreement pursuant to and in compliance with its terms.

The summary of the Voting Agreements in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of such agreements, which are filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 hereto and incorporated by reference herein.

The Merger Agreement and Voting Agreements have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Delek, Alon or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about Delek or Alon included in their public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement and Voting Agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors.

Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Voting Agreements, which subsequent information may or may not be fully reflected in Delek's public disclosures.

Item 8.01        Other Events

On January 3, 2017, Delek and Alon announced that they had entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1.

On January 3, 2017, Delek made available an investor presentation regarding the Mergers. A copy of Delek's investor presentation is attached hereto as Exhibit 99.2.

Safe Harbor Provisions Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments,  risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s  filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation

This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek US and/or Alon may file one or more proxy statements, registration statements, proxy statement/prospectuses or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US’ website at http://www.delekus.com or by contacting Delek US’ Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation

Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2016, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the proxy statement for Alon's 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2016, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01        Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired.

Not applicable.

(b)	Pro forma financial information.

Not applicable.

(c)	Shell company transactions.

Not applicable.

(d)	Exhibits.

2.1	Agreement and Plan of Merger dated as of January 2, 2017, among Delek US Holdings, Inc., Delek Holdco, Inc., Dione Mergeco, Inc., Astro Mergeco, Inc. and Alon USA Energy, Inc.*

10.1	Voting, Irrevocable Proxy and Support Agreement dated as of January 2, 2017, by and between Delek US Holdings, Inc. and Alon USA Energy, Inc.

10.2	Voting, Irrevocable Proxy and Support Agreement dated as of January 2, 2017, by and between Delek US Holdings, Inc., David Wiessman and D.B.W. Holdings (2005) Ltd.

10.3	Voting, Irrevocable Proxy and Support Agreement dated as of January 2, 2017, by and between Delek US Holdings, Inc., Jeff Morris and Karen Morris.

99.1	Joint press release dated January 3, 2017.

99.2	Investor presentation dated January 3, 2017.

99.3	Letter to employees of Delek US Holdings, Inc. dated January 3, 2017.

99.4	Leadership Talking Points Memorandum to management of Delek US Holdings, Inc. dated January 3, 2017.

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Delek US Holdings, Inc. agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 3, 2017	DELEK US HOLDINGS, INC.

/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: EVP / Chief Financial Officer

EXHIBIT INDEX

Exhibit No.    Description

2.1	Agreement and Plan of Merger dated as of January 2, 2017, among Delek US Holdings, Inc., Delek Holdco, Inc., Dione Mergeco, Inc., Astro Mergeco, Inc. and Alon USA Energy, Inc.*

10.1	Voting, Irrevocable Proxy and Support Agreement dated as of January 2, 2017, by and between Delek US Holdings, Inc. and Alon USA Energy, Inc.

10.2	Voting, Irrevocable Proxy and Support Agreement dated as of January 2, 2017, by and between Delek US Holdings, Inc., David Wiessman and D.B.W. Holdings (2005) Ltd.

10.3	Voting, Irrevocable Proxy and Support Agreement dated as of January 2, 2017, by and between Delek US Holdings, Inc., Jeff Morris and Karen Morris.

99.1	Joint press release dated January 3, 2017.

99.2	Investor presentation dated January 3, 2017.

99.3	Letter to employees of Delek US Holdings, Inc. dated January 3, 2017.

99.4	Leadership Talking Points Memorandum to management of Delek US Holdings, Inc. dated January 3, 2017.

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Delek US Holdings, Inc. agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.